SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For June 16, 2011
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

SIGNATURE

This Report contains a copy of the following:
(1) The Press Release issued on June 16, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 June 2011
ING to sell ING Direct USA to Capital One
•	Total proceeds of USD 9.0 billion in a combination of cash and shares
•	ING to receive USD 6.2 billion in cash and USD 2.8 billion in shares of Capital One
•	Transaction expected to result in capital release at closing of USD 4.1 billion
•	ING to have 9.9% stake in Capital One after closing
•	ING and Dutch State to adjust Illiquid Assets Back-up Facility
ING announced today that it has reached an agreement to sell ING Direct USA for a total consideration of USD 9.0 billion (EUR 6.3 billion at current exchange rates) to Capital One Financial Corporation, a leading US-based financial holding company. Under the terms of the agreement, ING will receive USD 6.2 billion in cash and USD 2.8 billion in the form of 55.9 million shares in Capital One.
The divestment is part of ING’s restructuring plan which was filed with the European Commission in 2009 to obtain the Commission’s approval for the support ING received from the Dutch State in the context of the financial crisis.
“Although I regret that ING Direct USA will no longer be a part of ING, I am very pleased that we have found in Capital One a good home for our customers and employees who are very important to the continued success of the ING Direct USA business. It is with confidence that we are taking a stake in Capital One. The diversified asset base of Capital One combined with the large deposit base and marketing strengths of ING Direct USA make an ideal combination for a strong future,” said Jan Hommen, CEO of ING Group. “In addition, the transaction today shows ING is taking decisive steps in the restructuring of ING Group and underlines our commitment to meet the requirements of the EC in a prudent yet decisive manner.”
After this transaction, ING will focus on further building its ING Direct operations in Canada, Spain, Australia, France, Italy, Germany, the United Kingdom and Austria, none of which are impacted by today’s announcement or the EC restructuring requirements. ING Direct USA will retain brand attributes such as the “orange ball”. ING will allow a one-year transitional use of the “ING Direct” trademark.
Under the terms of the sale agreement ING will receive USD 6.2 billion in cash and USD 2.8 billion in the form of 55.9 million shares of Capital One, based on a 10-day backward looking average share price from and including 15 June 2011. With its pro forma 9.9% stake, ING will become the largest single shareholder in Capital One. After closing ING has the right to be represented by one member of the Board of Directors of Capital One.
The sale of ING Direct USA is expected to result in a net positive result of USD 0.7 billion and a capital release at closing of USD 4.1 billion or EUR 2.9 billion at current exchange rates. The transaction is expected to have a substantial positive impact on ING Bank’s core Tier 1 ratio of 99 basis points at closing, based on the core Tier 1 ratio of 10.01% per 31 March 2011.
ING Direct USA, was launched in September 2000 and has since become the largest direct bank in the United States. From its headquarters in Wilmington, Delaware, the 2,275 employees offer 7.7 million customers savings accounts, checking accounts, mortgages and brokerage services. As of 31 March 2011 ING Direct USA had EUR 57 billion in funds entrusted and EUR 29 billion in own originated mortgages. ING Direct USA is the operating name of ING Bank, fsb, a federally chartered savings bank.
“I am proud of what the management and employees of ING Direct USA have achieved over the past 11 years in setting a new standard in the US banking industry,” said Eli Leenaars, ING’s CEO Retail

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 June 2011
Banking Direct and International. “I am confident that ING Direct USA, with the support of Capital One, will continue to be successful in the US market place. ING will continue to build on the innovative and successful ING Direct model outside of the US in its quest to become the world’s most preferred consumer bank.”
Capital One is one of the leading financial services companies in the United States. Through its subsidiaries Capital One offers a broad spectrum of financial products and services to 45 million consumers, small businesses and commercial clients in the US, Canada and the UK. The company is one of the top 10 largest US banks by deposits and serves its customers primarily through a banking network of approximately 1,000 branches in New York, New Jersey, Texas, Louisiana, Maryland, Virginia and the District of Columbia.
ADJUSTMENT OF ILLIQUID ASSETS BACK-UP FACILITY
In connection with the sale of ING Direct USA, ING has reached an agreement with the Dutch State to adjust the structure of the Illiquid Assets Back-up Facility (IABF).The amendment serves to delink the IABF from ING Direct USA by putting ING Bank in its place as counterparty for the Dutch State. The IABF is further amended to ensure a continued alignment between ING and the State regarding exposure to the Alt-A portfolio.
Under the original transaction terms agreed between ING and the State in January 2009 the State assumed the risk on 80% of the Alt-A mortgage securities of ING Direct USA and ING Insurance Americas. Only the part covering ING Direct USA, which currently covers approximately 85% of the total portfolio, is adjusted in the agreement announced today and the text below only refers to this part. The ING Insurance part of the IABF remains unaltered.
Under the terms of the original transaction the Dutch State receives 80% of all cash flows from the portfolio and a guarantee fee from ING. In return, the state pays a funding fee and management fee to ING. ING Direct USA held on its balance sheet a receivable from the Dutch State along with the remaining 20% of the Alt-A portfolio, ensuring an alignment of interests between ING and the Dutch state regarding the performance of the portfolio.
Under the terms of the agreement announced today, the government receivable will be transferred from ING Direct USA to ING Bank. In return, ING Direct USA will receive on its balance sheet an amount in cash from ING Bank. Also, after the sale of ING Direct USA, ING Bank will receive the funding fee and management fee from the Dutch State and pay the guarantee fee.
The 20% of the Alt-A portfolio not covered by the IABF will remain on the balance sheet of ING Direct USA and will move to Capital One as part of the sale of ING Direct USA. In order to ensure continued alignment between the interests of ING and the Dutch State with regard to the Alt-A portfolio, ING will provide a counter guarantee to the Dutch State covering 25% of the 80% part of the Dutch State. This guarantee will cover realised cash losses if they would exceed the 35% that is implied by the current market value of the portfolio. This adjustment will therefore lower the risk exposure for the Dutch State. The potential capital and P&L impact of the alignment for ING Bank is expected to be limited.
The sale of ING Direct USA to Capital One and the transaction with the Dutch State are expected to close in the fourth quarter of 2011 and are subject to regulatory consent.
ING’s commercial finance activities and ING’s insurance operations in the United States will be unaffected by this transaction. As announced earlier, ING continues to prepare its US retirement and life insurance businesses for an IPO as part of the agreement with the European Commission to completely separate its Banking and Insurance operations and divest the latter. More details on the IPO programme will be made available if and when appropriate.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 16 June 2011
NOTE FOR EDITORS
Jan Hommen will address the announcements made today in an analyst and investor conference call at 8:00 a.m. CET on Friday 17 June 2011. Members of the investment community can join at +31 20 794 8500 (NL), +44 20 7190 1537 (UK) or +1 480 629 9031 (US) and via live audio webcast at www.ing.com.
A media conference call will be held at 9:00 a.m. CET on Friday 17 June 2011. Journalists are invited to join the conference at +31 20 794 8500 (NL) or +44 20 7190 1537 (UK) and via live audio webcast at www.ing.com.

Press enquiries		Investor Inquiries
Carolien van der Giessen	Raymond Vermeulen	Investor Relations
+31 20 541 6522	+31 20 541 5682	+31 20 541 5460
Carolien.van.der. Giessen@ing.com	Raymond.Vermeulen@ing.com	Investor.relations@ing.com
About ING
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services. As of 31 March 2011, ING served more than 85 million private, corporate and institutional clients in more than 40 countries. With a diverse workforce of about 105,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important Legal Information
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in general competitive factors, (11) changes in laws and regulations, (12) changes in the policies of governments and/or regulatory authorities, (13) conclusions with regard to purchase accounting assumptions and methodologies, (14) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (15) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: June 17, 2011